July 1, 2005


Mail Stop 4561

Mr. Robert N. Crouch II
Executive Vice President and Chief Financial Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, TX  75234

Re:	Income Opportunity Realty Investors, Inc.
	Form 10-K for the year ended December 31, 2004
	Filed March 31, 2005
      File No. 001-14784

Dear Mr. Crouch:

      We have reviewed your response letter dated June 3, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 5 - Notes and Interest Payable, page 45

1. We note that you guaranteed that the acquiring partnerships controlled by Metra would receive a 15% cumulative compound annual return on their investments. With respect to your conclusion that you have continuing involvement with the properties without transfer of risks and rewards, please tell us the nature of your obligation to fund this return from property operations and in the event that the
Metra partnerships are liquidated. In addition, provide us with the portion(s) of the relevant agreement(s) that discuss these obligations.


2. Further to our previous comment, please confirm to us that you will enhance your disclosure in future filings to address the terms of your obligations to Metra as it relates to your accounting treatment under SFAS 66. Please include the revised disclosure in your response.

3. We note that distributions have been accrued as a receivable from
Metra. Considering that your obligation to Metra appears to be a current financing cost, please provide us with a SAB 99 materiality analysis as it relates to the historical periods and advise us whether you intend to account for the distribution differently on a going forward basis.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief

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Mr. Robert N. Crouch II
Income Opportunity Realty Investors, Inc.
July 1, 2005
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